FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Updates 2008 Full-Year Outlook and Releases Preliminary Second Quarter Results

BRUSSELS, Belgium, July 18, 2008 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, today announced changes to its 2008 outlook due to the continued weakening of the consumer environment. The Company also announced projected second quarter revenues and operating profit, ahead of the publication of its full results on August 4, 2008.

In 2008, Delhaize Group expects its net profit from continued operations to grow by 15 to 20% instead of 25 to 30% as previously announced. Revenues are expected to increase between 3.0% and 4.5% compared to between 4.0% and 5.5% previously announced. U.S. comparable stores sales are expected to grow between 1.5% and 2.5% (2.5% to 3.5% previously). Operating profit growth is expected to be flat to 3.0% compared with 6.0% to 8.0% previously. All of these expectations are at identical exchange rates and excluding the 53rd trading week in the U.S. in 2008 and the acquisition of Plus Hellas.

In the U.S. as well as in our European markets, consumers are changing their spending behavior as a result of higher oil and food prices and the continued problems in the financial and real estate markets. They are trading down and purchasing fewer items per visit. Although private label sales continue to grow both in the U.S. and Europe, resulting in an improvement of the sales mix and supporting gross margin, the net impact to our business has been lower sales growth than expected, and this will also deliver more modest profit growth than planned.

Delhaize Group will report its second quarter results on August 4, 2008 as planned. Projected revenues for the quarter are approximately EUR 4.5 billion, a decrease compared with the previous year of 7.5% at actual exchange rates and an increase of 2.6% at identical exchange rates. Comparable stores sales growth is projected to be 1.9% for the U.S. (1.0% non-adjusted for the timing of Easter) and 0.7% for Delhaize Belgium (0.4% non-adjusted for the effect of the forced closing of company-operated stores on May 2, 2008).

In the second quarter of 2008, operating profit is projected to be approximately EUR 194 million, a decrease of 22.0% versus the same quarter of last year at actual exchange rates and of 12.3% at identical exchange rates. The year-over-year comparison is negatively impacted by EUR 6.5 million due to integration costs of Plus Hellas since its acquisition on April 1, 2008, and by the divestiture of Di and the sale of Cash Fresh stores to affiliated owners (net effect of EUR 4 million). Excluding both elements, operating profit would have decreased by 7.9% at identical exchange rates for the quarter.

Reinforcing Value Proposition

“In this challenging market environment, we remain focused on reinforcing our store concepts and execution, supported by our experienced management teams and strong profitability and balance sheet,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “To increase our relevance to the pressured consumers, all of our operating companies continue to build their private label offering and to increase their price competitiveness and promotional activity.”

“While the current environment requires us to address short-term market challenges, we remain focused on our long-term strategic commitments. We are implementing sustainable gross margin and cost-cutting measures to reinvest in our business and protect our bottom line,” according to Mr. Beckers. “And we continue to invest in long-term projects such as the rollout of private label programs, the implementation of new systems, the remodeling of our store network and accelerating our store openings, so that when the economic conditions improve and consumer confidence returns, we will be in a strong position to reap the benefits.”

Delhaize Group’s operating companies have identified opportunities and implemented measures to save more than EUR 60 million before year-end. These sustainable cost savings include better store labor scheduling, lower transportation and warehousing expenses as a result of efficiency gains, more efficient advertising spend, improved conditions on supplies, maintenance and less spending on travel, consulting and other miscellaneous expenses.

Delhaize Belgium is also progressing well with its plan Excel 2008-2010. The plan combines sales building initiatives with cost and efficiency initiatives. Its sales initiatives are beginning to gain traction as the number of customer transactions continued to increase in the second quarter of 2008 and the market share trend improved throughout the year.

Delhaize Belgium continues to roll out many cost and efficiency projects such as mixed transportation, shelf ready packaging (SRP), a new distribution center for fresh products and the implementation of computer-assisted ordering. Also, inventory losses at store level continue to evolve favorably due to the impact of the inventory management system, ACIS. As a consequence, we expect, as previously announced, the operating margin of Delhaize Belgium in 2008 to be around the same level as in 2007.

2008 Guidance

Including the effects of the 53rd week in the U.S. and the acquisition of Plus Hellas, revenue growth of Delhaize Group is expected to be between 4.7% and 6.2% in 2008, and operating profit growth between 1% and 4% (all at identical exchange rates).

Our full year 2008 earnings growth will be entirely weighted towards the second half of the year. The reasons for this are:

•	timing of the expected positive earnings impact from market renewals at Food Lion, with higher remodeling costs in the first half of 2008 compared to 2007;

•	roll-out costs of the U.S. private label program in the first half of 2008;

•	timing of the EUR 60 million planned cost and efficiency savings;

•	timing of store openings in the Group.

Additionally, the second half of 2007 is an easier basis for comparison mainly due the major price investments made at Hannaford and Sweetbay and the weaker results of Delhaize Belgium in the second half of 2007, as well as the Sweetbay impairment charge in the fourth quarter of 2007.

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2007 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: July 22, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President